    As filed with the Securities and Exchange Commission on July 3, 1995

                        Registration No. 33-59965
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              AMENDMENT NO. 1
                                     TO
                                  FORM S-3
                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933

                       STANDARD BRANDS PAINT COMPANY
           (Exact name of registrant as specified in its charter)

     Delaware              4300 West 190th Street            95-6029682
  (State or other       Torrance, California 90509        (I.R.S. Employer
  jurisdiction of             (310) 214-2411           Identification Number)
  incorporation
  or organization)

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             HOWARD S. SCHWARTZ
                       STANDARD BRANDS PAINT COMPANY
                           4300 West 190th Street
                        Torrance, California  90509
                               (310) 214-2411
  (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copy to:
                            FRANK H. GOLAY, JR.
                            Sullivan & Cromwell
                          444 South Flower Street
                       Los Angeles, California  90071
                               (213) 955-8000

            Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement, as determined by market conditions.

            If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

            If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, please check the following box. [x]

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

            If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

            The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date or until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
                 SUBJECT TO COMPLETION, DATED JULY 3, 1995

                       Standard Brands Paint Company
                                Common Stock
                          Series A Preferred Stock

      This Prospectus relates to 13,051,877 shares of Common Stock and 367,980 shares of Series A Preferred Stock (and 2,957,101 shares of Common Stock issuable upon conversion of the Series A Preferred Stock) offered by the Selling Stockholders named herein (the "Selling Stockholders"). See "Selling Stockholders." Standard Brands Paint Company (the "Company") will not receive any of the proceeds from the sale of the Common Stock or Series A Preferred Stock offered hereby. The Common Stock and the Series A Preferred Stock are referred to herein as the "Offered Securities."

      The Series A Preferred Stock is entitled to cumulative cash dividends at the annual rate of $0.71 per share, payable quarterly, commencing in January 1997. The Series A Preferred Stock is convertible into the Company's Common Stock at a conversion price of $1.11 per share of Common Stock, the Series A Preferred Stock being credited at $8.92 per share for this purpose. The Series A Preferred Stock is redeemable mandatorily in May 2005, and may be subject to prior optional purchase or redemption by the Company or Corimon, S.A.C.A. The applicable redemption prices are stated elsewhere herein.

      The sale or distribution of the Offered Securities may be effected directly to purchasers by the Selling Stockholders as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions. See "Plan of Distribution."

      The number of shares of Offered Securities and the offering price of the shares of Offered Securities in respect of which this Prospectus is being delivered ("Offered Shares") are set forth in the accompanying Prospectus Supplement ("Prospectus Supplement"). The Prospectus Supplement also sets forth the names of any agents, dealers or underwriters acting in connection with the sale of the Offered Shares, the compensation of such agents, dealers and underwriters and the other terms of offering of the Offered Shares. The Company estimates that the expenses of the offering to be borne by it will be approximately $125,000.

      The Company's Common Stock is listed on the New York Stock Exchange under the symbol "SBP." On June 30, 1995, the last reported sale price for the Common Stock on the New York Stock Exchange Composite Tape was $2.75 per share. The Company's Series A Preferred Stock is not listed on any securities exchange.

The Offered Securities involve a high degree of risk. See "Risk Factors" beginning on page 3.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMIS-
       SION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
         ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is July 3, 1995

****************************************************************************
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STAEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL
OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS
OF ANY SUCH STATE.
****************************************************************************

                           AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). This Prospectus does not contain all of the information set forth in the Registration Statement on Form S-3 and exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). Such reports, proxy statements and other informa-tion concerning the Company and the Registration Statement can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., and at the following regional offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, reports, proxy statements and other information concerning the Company may be inspected at the offices of the New York Stock Exchange, Room 401, 20 Broad Street, New York, New York 10005.

      The Company has a fiscal year that ends on the last Sunday in January of each year. The convention followed by the Company is to designate each fiscal year by reference to the calendar year most recently ended prior to the end of its fiscal year. For example, the Company's Fiscal Year 1994 ended on January 29, 1995, and Fiscal Year 1995 will end on January 28, 1996.

              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed by the Company with the Commission are incorporated herein by reference:

            1. The Company's Annual Report on Form 10-K for the fiscal year ended January 29, 1995 (the "Form 10-K").

            2. The Company's Proxy Statement, dated April 25, 1995, relating to the special meeting of stockholders held on May 16, 1995 at which the stockholders approved a financial restructuring of the Company (the "April Proxy Statement").

            3. The Company's Current Report on Form 8-K dated May 16, 1995, as amended by Form 8-K/A dated May 23, 1995.

            4. The Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1995.

            5. The Company's Proxy Statement, dated July 3, 1995, relating to the annual meeting of stockholders to be held on August 16, 1995.

      All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus.

      Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.
Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      The Company will provide without charge to each person to whom a Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein other than exhibits to such documents. Such requests should be addressed to: Investor Relations Department, Standard Brands Paint Company,
4300 West 190th Street, Torrance, California 90509; (310) 214-2411.

      No person has been authorized to give any information or to make any representation not contained in this Prospectus or the Prospectus Supplement in connection with the offering made hereby, and if given or made, such information or representation must not be relied upon as having been authorized by the Company or any dealer. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof.


                                THE COMPANY

      The Company, a Delaware corporation whose predecessor was founded in 1939, is an integrated supplier of paint and related products. As of April 30, 1995, the end of the first quarter of the 1995 fiscal year, the Company operated 58 retail stores in six western states. The Company's wholly-owned subsidiary, Major Paint Company, manufactures high quality paint and related products. Such paint and products are distributed primarily through the Company's retail stores. The Company's principal executive offices are located at 4300 West 190th Street, Torrance, California 90509;
(310) 214-2411.


                              USE OF PROCEEDS

      The Company will not receive any of the proceeds from the sale of the Offered Securities.


                                RISK FACTORS

      In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating whether to make an investment in the Offered Securities.

No Assurances as to Success in Restructuring

      On May 16, 1995, the Company underwent a financial restructuring (the "Restructuring") designed to provide new capital for the Company and substantially reduce its outstanding indebtedness. However, additional lease payments in part offset reductions in interest payments. Following the Restructuring, the Company is under new management appointed by Corimon Corporation, a wholly-owned subsidiary of Corimon, S.A.C.A. (collectively, "CRM"). The Company will not, however, be consolidated or merged with CRM, but will remain a separate company. CRM intends to propose from time to time, and management intends to implement, various strategic changes to the operations of the Company. Such changes will include increasing inventory levels in the stores, refocusing sale strategies and increasing advertising and other marketing efforts. Any such operational changes will be proposed by CRM and implemented by the Company with the intention of returning the Company to profitability. However, there can be no assurances that the Company will be successful in the Restructuring or in effecting any such operational changes or that it will be able to improve its sales or reduce its operating expenses in order to return to profitability.

      Previously, the Company has not been successful in its prior restructuring efforts. The three principal restructuring efforts were
(i) the recapitalization in 1987, (ii) the bankruptcy in 1993 and (iii) the establishment of a liquidating property trust in 1994. The Restructuring was different from these three prior restructuring efforts in that it involved a substantial equity investment by CRM, a multinational retailer and producer of paint and related products.

Operating Losses and Declining Sales

      The Company has incurred significant losses for each of the fiscal years ended January 31, 1993, January 30, 1994 and January 29, 1995.
During these periods, sales have declined from $226.7 million for the fiscal year ended January 31, 1993 to $112.2 million for the fiscal year ended January 29, 1995. For the fiscal year ended January 29, 1995 and the quarter ended April 30, 1995, the Company reported consolidated losses of $48.0 million and $3.9 million, respectively. The improved performance of the Company will depend upon its ability to (i) increase sales at core stores and outside sales, (ii) reduce debt levels, and (iii) improve cash flow. There is no assurance that the Company will be able to accomplish these objectives significantly enough to curtail its continuing sales decline and net losses. Failure to effect substantial positive changes in the operations of the Company could have a material adverse effect on the Company and its stockholders.

Substantial Leverage

      Even after giving effect to the reduction in outstanding debt pursuant to the Restructuring, the Company has a substantial amount of debt. On a consolidated basis as of May 31, 1995, the Company has outstanding senior secured debt of approximately $16.0 million principal amount owing to Transamerica Occidental Life Insurance Company ("TOLIC"), Transamerica Life Insurance and Annuity Company ("TLIAC"), Sun Life Insurance Company of America ("SAFI") and Anchor National Life Insurance Company ("ANLIC" and, together with TOLIC, TLIAC and SAFI, the "Insurance Company Lenders"), approximately $5.5 million under a working capital facility with Foothill Capital Corp. ("Foothill") and approximately
$5.0 million under a working capital facility with Fidelity Capital & Income Fund ("FCI"). The Company's high degree of leverage may pose substantial risks to holders of its Common Stock and Series A Preferred Stock and may have materially adverse effects on the marketability, price and future value of the Common Stock and Series A Preferred Stock. Among other consequences, the high degree of leverage of the Company may result in impairment of its ability to obtain additional financing in the future, to make acquisitions, or to take advantage of significant business opportunities that may arise. In addition, this high degree of leverage may increase the vulnerability of the Company to adverse general economic and retailing industry conditions and to increased competitive pressures, including price pressures from less highly leveraged competitors. The Company believes, although there can be no assurance, that after giving effect to the operational restructuring that is being made in conjunction with the Restructuring, the Company's cash flow from operations, borrowings, and asset sales will be adequate to make required payments of principal and interest on its debt, to permit anticipated capital expenditures, and to fund working capital requirements. However, if the Company is unable to generate sufficient cash flow from operations, borrowings, and asset sales in the future, it could default on its outstanding debt obligations.

      Management expects that the Company will need additional capital during the third or fourth quarter to sustain its operations through the end of the 1995 fiscal year. CRM has confirmed to the Company that it will make funds available to the Company, as necessary, to meet its operating requirements and discharge its obligations through the end of the 1995 fiscal year.

Debt Service Requirements

      Although the Company expects to meet the interest and principal payment requirements on its secured debt and pay its other indebtedness, there can be no assurance that actual operating results will in fact generate sufficient cash to pay such obligations. If they do not, cash will have to be generated from alternative sources such as asset sales, additional financings or refinancings, or reductions in operating expenditures. Unfavorable conditions in the Southern California economy and the retailing industry, the high degree of leverage of the Company, restrictive covenants contained in the Company's senior secured debt and working capital facilities, liens granted on assets, and various other factors may limit the ability of the Company to successfully undertake any such actions. No assurance can be given as to the availability of alternative sources of funds if such funds are needed by the Company. Any utilization of alterative sources of funds may impair the competitive position of the Company, reduce its cash flow, or have other adverse consequences, including imposition of burdensome covenants, security interests, or other obligations, thereby possibly increasing the risk of defaults under applicable debt instruments or causing other consequences that could be adverse to the Company and holders of its Common Stock and Series A Preferred Stock. There can be no assurance as to when, or to what extent, the business environment will improve. As a result, the Company may continue to experience difficulty in improving its operating and financial results for an indefinite period.

The Competitive Retail Industry

      The retail industry generally, and the home improvement industry in particular, is intensively competitive. The Company not only competes with home improvement stores in the geographic areas in which it operates, but also with home centers and warehouse-type distributors of home improvement and related products that emphasize wide selection and everyday low prices. Some of the retailers with which the Company competes have substantially greater financing resources than the Company and may have greater competitive advantages over the Company. The Company believes that it can compete successfully with these and other distributors of home improvement and related products in terms of price, quality, service and selection, by concentrating on inner city markets largely ignored by the warehouse-type stores or where barriers to entry may exist, and by implementing a marketing strategy that characterizes the Company's retail units as the low price "neighborhood store" offering a wide selection of paint and home improvement products and first class service.

Economic Recession

      The economy in the Company's primary geographical markets in Southern California continues to experience an economic recession. As a result, the Company's sales are very sensitive to fluctuations in the level of economic activity in California. The California economy has remained in a recession longer than many other portions of the United States. The current recession has had an adverse effect on the Company's revenues and operating results and there can be no assurance that it will not continue to do so.

Fluctuation of the Public Market for the Company's Common Stock and Series A Preferred Stock

      The market for the Company's Common Stock may be affected by the fact that, as of June 30, 1995, approximately 57.8% of the Company's issued and outstanding Common Stock was held by CRM, approximately 28.3% was held by FCI, approximately 5.3% was held by Kodak Retirement Income Plan Trust Fund ("KRI"), approximately 1.2% was held by Libra Investments, Inc. ("Libra") and approximately 2.3% was held by the Insurance Company Lenders. Thus, as of that date, only approximately 5% (or 4% on a fully diluted basis) of the total outstanding shares of Common Stock was held by other stockholders. Prior to effectiveness of the Registration Statement of which this Prospectus is a part, only a limited amount of Common Stock was available for public trading. These factors will affect the liquidity of the market for the Common Stock. Depending upon how and when the Selling Stockholders sell their shares, the market for Common Stock may be volatile and indeed may be depressed for a period of time until the market has had time to absorb these sales. Other factors, such as the likelihood that the Company will not declare dividends for the foreseeable future, may further depress the market for the Common Stock.

      There is currently no public market for the Company's Series A Preferred Stock nor does the Company expect one to develop. The Company's Series A Preferred Stock is not listed on any securities exchange and all shares of such stock are held by the Selling Stockholders.

No Dividends

      The Company anticipates that no dividends on its Common Stock will be declared in the foreseeable future. In addition, covenants in the Company's senior secured debt and working capital facilities currently prohibit the Company from paying dividends on its Common Stock. Certain institutional investors may invest only in dividend-paying equity securities or may operate under other restrictions that prohibit or limit their ability to invest in the Company's Common Stock. These prohibitions or limitations may depress the market for the Common Stock.

Control by CRM

      The consummation of the Restructuring has resulted in a change in control of the Company. CRM currently owns approximately 57.8% of the outstanding shares of the Company's Common Stock, and pursuant to a stockholders' agreement between CRM and the Company, CRM has the power to designate seven of the ten directors of the Company. CRM has the power to control the affairs of the Company and to direct all fundamental corporate transactions.


                        PRICE RANGE OF COMMON STOCK

      The Common Stock of the Company is listed on the New York Stock Exchange, Inc. (the "NYSE").

      The following table shows the high and low sale prices of the Common Stock for the periods indicated as reported on the NYSE Composite Tape during each period. Prices through May 16, 1995 are adjusted to reflect the 1 for 10 reverse stock split effected by the Company on May 16, 1995 in connection with the Restructuring.

        Fiscal Year Ending January 28, 1996
                First Quarter . . . . . . . . . . . . . . . . . . . . . . .       $   8.75      $   2.34
                Second Quarter   (through May 16, 1995) . . . . . . . . . .           3.75          1.87
                                 (through June 30, 1995)  . . . . . . . . .           8.00          1.00

        Fiscal Year Ended January 29, 1995
                First Quarter . . . . . . . . . . . . . . . . . . . . . . .       $  23.75      $  17.50
                Second Quarter    . . . . . . . . . . . . . . . . . . . . .          20            13.75
                Third Quarter . . . . . . . . . . . . . . . . . . . . . . .          16.25         10
                Fourth Quarter  . . . . . . . . . . . . . . . . . . . . . .          10             2.03

        Fiscal Year Ended January 30, 1994
                First Quarter . . . . . . . . . . . . . . . . . . . . . . .       $  28.75      $  15
                Second Quarter    . . . . . . . . . . . . . . . . . . . . .          48.75         20
                Third Quarter . . . . . . . . . . . . . . . . . . . . . . .          36.25         20
                Fourth Quarter  . . . . . . . . . . . . . . . . . . . . . .          22.50         17.50

      For a recent reported price of the Common Stock on the NYSE, see the cover page of this Prospectus. As of May 31, 1995, the Company had 2,815 holders of record of Common Stock.

      Since 1987, the Company has not declared or paid any cash dividends on its Common Stock. The Company anticipates that no cash dividends on its Common Stock will be declared in the foreseeable future, and that all earnings will be retained for the development of the Company's business.
In addition, covenants in the Company's senior secured debt and working capital facilities currently prohibit the Company from paying dividends on its Common Stock. Any future dividends would be conditional upon, among other things, future earnings and the financial condition of the Company.

                        DESCRIPTION OF CAPITAL STOCK

      The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. As of June 30, 1995, the Company had outstanding 30,266,575 shares of Common Stock, 367,980 shares of Series A Preferred Stock and 2,957,101 shares of Common Stock reserved for issuance upon conversion of the Series A Preferred Stock. The following summary description relating to the capital stock does not purport to be complete. Reference is made to the Restated Certificate of Incorporation of the Company, the By-Laws of the Company and the Certificate of Designations of Series A Preferred Stock of the Company, which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

Common Stock

      Holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share on all matters on which stockholders are entitled to vote and do not have any cumulative voting rights. Holders of Common Stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding-up of the Company, holders of Common Stock are entitled to share equally and ratably in the net assets of the Company, if any, remaining after the payment preference of any outstanding Preferred Stock. The outstanding shares of Common Stock are, and the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, when such shares are issued, will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the Series A Preferred Stock and any other series of Preferred Stock which the Company may issue in the future.

      The registrar and transfer agent for the Common Stock is Continental Stock Transfer & Trust Company.

Preferred Stock

      Pursuant to the Restructuring, the Company issued 1,570,049 shares of 8% Series A Convertible Mandatory Redeemable Preferred Stock (the "Series A Preferred Stock"). On or about June 21, 599, holders of 1,202,069 shares of Series A Preferred Stock converted such shares into 9,659,870 shares of Common Stock.

      Dividend Rights

      The holders of shares of the Series A Preferred Stock shall be entitled to receive, when and as declared by the Company's Board of Directors, cumulative cash dividends at the annual rate of $0.71 per share, payable quarterly on the first days of January, April, July and October. The initial dividend on the Series A Preferred Stock shall be payable on the first quarterly dividend payment date after the date ("Commencement Date") that is 18 months after May 16, 1995 ("Issuance Date"). So long as any share of Series A Preferred Stock remains outstanding, no dividend shall be paid or declared and no distribution made on any junior stock other than a dividend payable in junior stock, and no shares of junior stock shall be purchased, redeemed or otherwise acquired for consideration by the Company, directly or indirectly (other than as a result of a reclassification of junior stock, or the exchange or conversion of one junior stock for or into another junior stock, or other than through the use of the proceeds of a substantially contemporaneous sale of other junior stock), unless all dividends on the Series A Preferred Stock accrued for all past quarter-yearly dividends since the Commencement Date have been paid or declared or set aside for payment.

      Liquidation Rights

      In the event of any voluntary liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of Series A Preferred Stock shall be entitled, before any distribution or payment is made to the holders of any junior stock, to be paid in full the Redemption Price in effect at the time of such distribution, together with accrued dividends to such date whether or not earned or declared. The Redemption Price shall be $6.69 per share for the period from the Issuance Date to the first anniversary thereof, $7.14 per share thereafter to the second anniversary of the Issuance Date, $7.60 per share thereafter for the next six-month period, $8.03 per share thereafter for the next six-month period, $8.47 per share thereafter for the next six-month period and $8.92 per share thereafter.

      In the event of an involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment to holders of any junior stock, the holders of Series A Preferred Stock shall be entitled to be paid in full an amount equal to $8.92 per share, together with accrued dividends to such date whether or not earned or declared.

      Optional Purchase and Redemption Rights

      CRM or the Company may purchase or redeem up to 785,025 shares (i.e. 50% of the number of shares originally issued) of Series A Preferred Stock, at any time or from time to time, at the Redemption Price in effect at the redemption date, together with accrued dividends to the redemption date. Such dividends shall be deemed to have been cumulative from the Issuance Date.

      Advance notice of every redemption is required at least 30 and not more than 60 days prior to the redemption date. Any partial redemption must be effected on a pro rata basis.

      Mandatory Redemption

      The Company will redeem the whole of the shares of Series A Preferred Stock at the time outstanding at the tenth anniversary of the Issuance Date, at a price of $8.92 per share, together with accrued dividends to the redemption date.

      Conversion Rights

      The holders of shares of Series A Preferred Stock shall have the right, at their option, to convert such shares into Company Common Stock at any time after the Commencement Date, and prior to such date if and only if the price of the Company's Common Stock trades at a twenty day average price at or above the Conversion Price (as hereafter defined). This condition has been met and therefore the Series A Preferred Stock is presently convertible. The price at which Common Stock shall be delivered upon conversion (the "Conversion Price") shall initially be $1.11 per share of Common Stock. Each share of Series A Preferred Stock shall be valued at $8.92 for the purpose of conversion. In lieu of issuing any fractional share of Common Stock upon conversion, the Company shall pay the cash equivalent thereof based on the then current market price of such shares.

      The Conversion Price is subject to adjustment under formulas designed to protect against dilution of the conversion right, including adjustments upon stock dividends, subdivisions of Common Stock, combinations of Common Stock, reclassifications of Common Stock (including reclassification by a merger or consolidation or otherwise), certain extraordinary distributions of evidences of indebtedness or assets, and certain rights offerings. In case shares of the Series A Preferred Stock are called for redemption, the right to convert such shares will terminate at the close of business on the redemption date, unless default is made in payment of the redemption price. In case of any conversion, the Company shall always have the option, in lieu of delivering shares of its Common Stock upon conversion, of paying to the converting holder a cash amount equal to the current market price per share of the Common Stock, multiplied by the number of shares of Common Stock that would otherwise be issuable upon such conversion.

      Voting Rights

      The holders of Series A Preferred Stock shall be entitled to the following voting rights. After the Commencement Date, if and whenever six quarterly dividends payable on any shares of Series A Preferred Stock shall be in arrears in whole or in part whether or not earned or declared, the number of directors then constituting the Board of Directors shall be increased by two and the holders of shares of Series A Preferred Stock, together with the holders of shares of every other series of Preferred Stock similarly entitled to vote for the election of two additional directors, voting separately as a class, shall be entitled to elect the two additional directors. When all dividends in arrears on the shares of Series A Preferred Stock then outstanding shall have been paid the right of the holders of the shares of Series A Preferred Stock to elect such two additional directors shall cease, and the terms of office of all persons so elected as directors shall terminate.

      The consent of the holders of at least 66-2/3% of the shares of Series A Preferred Stock shall be necessary to effect or validate, any of the following: (i) any amendment, alteration or repeal of any of the provisions of the certificate of incorporation or bylaws of the Company which adversely affect the voting powers, rights or preferences of the holders of shares of Series A Preferred Stock; (ii) the authorization or creation of, or the increase in the authorized amount of, any shares of any class or any security convertible into share of any class ranking prior to the Series A Preferred Stock in the distribution of assets on any liquidation, dissolution or winding up of the Company or in the payment of dividends; or (iii) the merger or consolidation of the Company with or into any other corporation, unless the resulting corporation will thereafter have no class of shares and no other securities either authorized or outstanding ranking prior to the Series A Preferred Stock in the distribution of its assets on liquidation, dissolution or winding up or in the payment of dividends, subject to limited exceptions.

      The consent of the holders of at least a majority of the shares of Series A Preferred Stock shall be necessary to effect or validate any increase in the authorized amount of the Series A Preferred Stock, or the authorization or creation of, or the increase in the authorized amount of any shares or security convertible into shares ranking on a parity with the Series A Preferred Stock in the distribution of assets on any liquidation, dissolution or winding up of the Company or in the payment of dividends.


                RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                 AND PREFERRED STOCK DIVIDEND REQUIREMENTS

      The Company's consolidated ratios of earnings to combined fixed charges and preferred stock dividend requirements are shown in the table below. For purposes of the following ratios: (i) "earnings" consist of loss before reorganization items, income taxes and extraordinary items plus fixed charges; and (ii) "fixed charges" consist of interest (including debt amortization) and the estimated interest portion of lease payments.

      In calculating the ratio of earnings to combined fixed charges and preferred stock dividend requirements, the preferred stock dividend requirements were assumed to be equal to the pretax earnings required to cover such dividend requirements. The amount of such pretax earnings required to cover preferred stock dividend requirements was computed using tax rates for the applicable year.

                                                                                                                   Fiscal
                                                  Fiscal Year                         Fiscal Year 1993              Year
                                                                                    Six             Six
                                                                                   Months          Months
                                                                                   Ended           Ended
                                                                                 August 1,      January 30,
                                       1990            1991          1992           1993            1994            1994
                                             (Predecessor Company)                           (Successor Company)

Ratio of earnings to combined
  fixed charges and preferred
  stock dividend requirements  . . .    0.47x         (0.31x)        (0.05x)        0.01x           (4.68x)        (2.78x)

      The earnings coverage deficiencies (in thousands) were $11,683, $28,645, $18,141, $8,022, $32,216 and $47,789 for fiscal years 1990, 1991 and 1992, the six months ended August 1, 1993, the six months ended January 30, 1994 and fiscal year 1994, respectively.

      The ratios of earnings to combined fixed charges and preferred stock dividend requirements for the following interim periods were:

                                                                                     Three months ended
                                                                              April 30, 1995   May 1, 1994
Ratio of earnings to combined fixed charges and preferred stock
  dividend requirements   . . . . . . . . . . . . . . . . . . . . . . . . .      (1.02x)           (0.05x)

      The earnings coverage deficiencies (in thousands) were $3,872 and $3,292 for the three months ended April 30, 1995 and May 1, 1994, respectively.

                            SELLING STOCKHOLDERS

      The following table sets forth certain information with respect to the Selling Stockholders and reflects their ownership of the Company's capital stock as of May 31, 1995 (but after giving effect to conversions of Series A Preferred Stock on or about June 21, 1995). Such persons, pursuant to registration rights, may sell all of the shares of the Common Stock and the Series A Preferred Stock (or shares of Common Stock issuable upon conversion of the Series A Preferred Stock) owned by them as of such date, or any lesser portion thereof. Information as to beneficial ownership reflects information currently available to the Company. In addition to the 2,501,493 shares of Common Stock registered for sale by Corimon Corporation as shown in the table below, Corimon Corporation is entitled to have an additional 15,000,000 shares of Common Stock registered for sale but has not elected to do so at this time. The shares of Series A Preferred Stock shown in the table below represent all of the Series A Preferred Stock.

                                   Beneficial Ownership                                                        Beneficial Ownership
                                      Before Offering                   Number of Shares Offered                  After Offering
                                                                                  Series A
                                     Common                          Common       Preferred     Common         Common
                                     Stock         Percentage        Stock          Stock      Stock(1)       Stock(2)   Percentage

Corimon Corporation(3)            17,613,853        58.1%          2,501,493          0            0       15,112,360        49.9%
  c/o Corimon, S.A.C.A.
  Calle Hans Neumann
  Edificio Corimon
  Los Cortijos de Lourdes
  Caracas, Venezuela 0171

Fidelity Capital &                 8,562,044         28.3%         8,060,212          0            0          501,832         1.7%
Income Fund(4)
  82 Devonshire Street, F7E
  Boston, Massachusetts 02109

Kodak Retirement Income Plan       1,610,141          5.3%         1,515,899          0            0           94,242            *
 Trust Fund(4)
  c/o Fidelity Investments
  82 Devonshire Street, F7E
  Boston, Massachusetts 02109

Transamerica Life Insurance          870,697          2.8%           131,422        91,995       739,275            0            *
 and Annuity Company(5)
  1150 South Olive Street
  Los Angeles, CA  90015

Transamerica Occidental Life       1,084,691          3.5%           131,422        91,995       739,275      213,994            *
 Insurance Company(5)
  1150 South Olive Street
  Los Angeles, CA  90015

Sun Life Insurance(6)                131,422            *            131,422        91,995       739,275            0            *
  Company of America
  1 SunAmerica Center
  Los Angeles, CA  90067

Anchor National Life                 131,486            *            131,422        91,995       739,275           64            *
Insurance Company (6)
  1 SunAmerica Center
  Los Angeles, CA  90067

Libra Investments, Inc.              348,586          1.2%           348,586             0             0            0            *
  11766 Wilshire Blvd.
  Los Angeles, CA  90025

Everest Capital Fund LP               43,500            *             43,500             0             0            0            *
  P.O. Box 2458
  20 Parliament Street
  Corner House
  Hamilton, BERMUDA



                                   Beneficial Ownership                                                        Beneficial Ownership
                                      Before Offering                   Number of Shares Offered                  After Offering
                                                                                  Series A
                                     Common                          Common       Preferred     Common         Common
                                     Stock         Percentage        Stock          Stock      Stock(1)       Stock(2)   Percentage
Everest Capital
International, Ltd.
  P.O. Box 2458
  20 Parliament Street
  Corner House
  Hamilton, BERMUDA                  56,500            *             56,500           0            0              0              *

__________________
*  Less than 1%

(1) Represents shares of Common Stock issuable upon conversion of the Series A Preferred Stock.
(2) Assumes the Selling Stockholder does not sell any other shares of Common Stock. The Selling Stockholders may purchase and sell shares of Common Stock not covered by this Prospectus from time to time.
(3) As reported on Schedule 13D filed with the Securities and Exchange Commission on June 27, 1995. CRM beneficial ownership includes 17,501,493 shares and 112,360 shares under a Put Agreement with Libra Investments, Inc. Corimon Corporation is a wholly-owned subsidiary of Corimon, S.A.C.A., a Venezuelan multinational retailer and producer of paint and related products.
(4)   FCI is a portfolio of an investment company registered under
      Section 8 of the Investment Company Act of 1940, as amended.
      Fidelity Management & Research Company, a Massachusetts corporation and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 ("FMRC"), provides investment advisory services to FCI, to certain other registered investment companies and to certain other funds which are generally offered to limited groups of investors. KRI is an account managed by Fidelity Management Trust Company, a Massachusetts corporation and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended ("FMTC"). FMRC and FMTC are wholly owned subsidiaries of FMR Corp., a Massachusetts corporation.
(5) TLIAC beneficial ownership includes 131,422 shares and 739,275 shares issuable upon conversion of Series A Preferred Stock. TOLIC beneficial ownership includes 345,416 shares and 739,275 shares issuable upon conversion of Series A Preferred Stock. TOLIC is a subsidiary of Transamerica Insurance Corporation of California which is a subsidiary of Transamerica Corporation and is an affiliate of TLIAC.
(6) As reported on Schedule 13D filed with the Securities and Exchange Commission on May 26, 1995. SAFI beneficial ownership includes 131,422 shares and does not include 739,275 shares issuable upon conversion of Series A Preferred Stock. ANLIC beneficial ownership includes 131,486 shares and does not include 739,275 shares issuable upon conversion of Series A Preferred Stock. SAFI and ANLIC beneficial ownership do not include 129,936 shares owned by SunAmerica Inc. ANLIC is a subsidiary of SAFI, which is a subsidiary of SunAmerica Inc.

                            PLAN OF DISTRIBUTION

      The sale or distribution of the Offered Securities may be effected directly to purchasers by the Selling Stockholders as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions)
(i) on any stock exchange or in the over-the-counter market, (ii) in transactions otherwise than on any stock exchange or in the over-the-counter market or (iii) through the writing of options (whether such options are listed on an options exchange or otherwise) on, or settlement of short sales of, the Offered Securities. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the Selling Stockholder or by agreement between the Selling Stockholder and underwriters, brokers, dealers or agents, or purchasers. If the Selling Stockholders effect such transactions by selling Offered Securities to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of Offered Securities for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The Selling Stockholders and any brokers, dealers or agents that participate in the distribution of the Offered Securities may be deemed to be underwriters, and any profit on the sale of Offered Securities by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

      Under the securities laws of certain states, the Offered Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Offered Securities may not be sold unless the Offered Securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

      The Company will pay all of the expenses incident to the registration, offering and sale of the Offered Securities to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. The Company has agreed to indemnify the Selling Stockholders and their agents and controlling persons against certain liabilities, including liabilities under the Securities Act. The Company estimates that the expenses of the offering to be borne by it will be approximately $125,000.


                       VALIDITY OF OFFERED SECURITIES

      The validity of the Offered Securities will be passed upon for the Company by Sullivan & Cromwell, Los Angeles, California.


                                  EXPERTS

      The consolidated financial statements of the Company appearing in the Company's Annual Report (Form 10-K) for the fiscal year ended January 29, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                  PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

      The estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting compensation, are:

      Filing Fee for Registration Statement . . . . . $     18,632
      Legal Fees and Expenses . . . . . . . . . . . .       50,000
      Accounting Fees and Expenses  . . . . . . . . .       15,000
      Transfer Agent's Fees and Expenses  . . . . . .        5,000
      Blue Sky Fees and Expenses  . . . . . . . . . .       10,000
      Printing and Engraving Fees . . . . . . . . . .       25,000
      Miscellaneous . . . . . . . . . . . . . . . . .        1,368

            Total . . . . . . . . . . . . . . . . . . $    125,000

      The Company will pay all or substantially all of such expenses.

Item 14.    Indemnification of Directors and Officers.

      Section 145 of the General Corporation Law of Delaware provides, in summary, that the directors and officers of the Company may, under certain circumstances, be indemnified by the Company against all expenses incurred by or imposed upon them as a result of actions, suits or proceedings brought against them as such directors and officers, or as directors or officers of any other organization at the request of the Company, if they act in good faith and in a manner they reasonably believe to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, have no reasonable cause to believe their conduct was unlawful, except that no indemnification shall be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnify for such expenses which such court shall deem proper. Section 145 of the Delaware General Corporation Law also provides that directors and officers of the Company are entitled to such indemnification by the Company to the extent that such persons are successful on the merits or otherwise in defending any such action, suit or proceeding. The Company's Bylaws provide for the indemnification by the Company of officers and directors to the fullest extent permitted by
Section 145 of the Delaware General Corporation Law.

      Section 102 of the Delaware General Corporation Law provides that a corporation, in its Certificate of Incorporation, may eliminate the personal liability of its directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, other than liability for (1) any breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) any transaction from which the director derived an improper personal benefit and (4) unlawful payment of dividends or unlawful stock purchases or redemptions. The Company's Certificate of Incorporation provides for the elimination of personal liability of its directors as permitted by
Section 102 of the Delaware General Corporation Law.

      The Company maintains a Director and Officer's Insurance Policy for the benefit of its directors and officers.

Item 15.    Exhibits.

            4.1    Restated Certificate of Incorporation, as amended.*

            4.2    Amended and Restated By-Laws.*

            4.3    Certificate of Designations of Series A Preferred
                   Stock.*

            5.1    Opinion of Sullivan & Cromwell.*

            12.1 Statement regarding computation of ratio of earnings to combined fixed charges and preferred stock dividend requirements.*

            23.1   Consent of Ernst & Young LLP.*

            23.2 Consent of Sullivan & Cromwell (included in its opinion filed as Exhibit 5.1).*

            24.1   Power of Attorney (included on signature page).*

__________________
*Previously filed.


Item 16.    Undertakings.

            The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales of the securities being registered are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            Provided, however, That paragraphs (1)(i) and (1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions described under Item 14 above, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Torrance, State of California, on the 3rd day of July, 1995.


                                    STANDARD BRANDS PAINT COMPANY
                                          (Registrant)



                                          By:/s/ Juan J. Gramage
                                              Juan J. Gramage

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

              Signature                                        Capacity                              Date

/s/ Juan J. Gramage
Juan J. Gramage                         General Manager, President and Chief Operating
                                        Officer and Director (Principal Executive Officer)      July 3, 1995
/s/ Howard S. Schwartz*
Howard S. Schwartz                      Senior Vice President and Chief Financial Officer
                                        (Principal Financial Officer)                           July 3, 1995
/s/ Gary Van Wagner*
Gary Van Wagner                         Controller (Principal Accounting Officer)               July 3, 1995

/s/ Roland F. Breault*
Roland F. Breault                       Director                                                July 3, 1995

/s/ Thomas A. White*
Thomas A. White                         Director                                                July 3, 1995


/s/ Deborah Hicks Midanek*
Deborah Hicks Midanek                   Director                                                July 3, 1995


/s/ Gustavo Jose Blanco-Uribe*
Gustavo Jose Blanco-Uribe               Director                                                July 3, 1995


/s/ Richard L. Boje*
Richard L. Boje                         Director                                                July 3, 1995



Robert N. Dangremond                    Director                                                July 3, 1995


/s/ William E. Yingling, III*
William E. Yingling, III                Director                                                July 3, 1995



* By  /s/  Juan J. Gramage
      Juan J. Gramage
      Attorney-in Fact